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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: February 2011
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

SIGNATURES

FOURTH QUARTER NEWS RELEASE

Investor relations contact: Kee Wong	E-mail: shareholder@namtai.com
Address: Units 5811-12, 58/F, The Center	Website: www.namtai.com
99 Queen’s Road Central, Central, Hong Kong
Tel: (852) 2341 0273 Fax: (852) 2263 1223
NAM TAI ELECTRONICS, INC.
Q4 2010 Sales up 78%, Net Income up 1,170%
2010 Sales up 31%, Net Income up 810%
SHENZHEN, PRC — February 22, 2011 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the fourth quarter and the year ended December 31, 2010.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Yearly Results
	Q4 2010	Q4 2009	YoY(%)	2010	2009	YoY(%)
Net sales	$166,498	$93,735	78	$534,420	$408,137	31
Gross profit	$14,226	$10,162	40	$51,294	$40,320	27
% of sales	8.5%	10.8%	—	9.6%	9.9%	—
Operating income (a)(b)	$4,349	$692	528	$14,801	$388	3,714
% of sales	2.6%	0.7%	—	2.8%	0.1%	—
Per share (diluted)	$0.10	$0.02	400	$0.33	$0.01	3,200
Net income attributable to Nam Tai shareholders(a)(b)(c)(d)	$5,285	$416	1,170	$15,006	$1,652	810
% of sales	3.2%	0.4%	—	2.8%	0.4%	—
Basic earnings per share	$0.12	$0.01	1,100	$0.33	$0.04	725
Diluted earnings per share	$0.12	$0.01	1,100	$0.33	$0.04	725
Weighted average number of shares (‘000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	44,831	44,820	—	44,822	44,810	—
Notes:

(a)	Operating and net income for the twelve months ended December 31, 2009 and 2010 included $5.1 million and $0.7 million restructuring costs in relation to employee severance benefits in the Company’s Shenzhen operations.

(b)	Operating income and net income for the twelve months ended December 31, 2009 and 2010 included accruals for compensation obligation payable to the Company’s CFO at the end of three years’ continuous service. In October 2010, the Company’s compensation obligation payable at the end of three years to its CFO was terminated. In accordance with SAB Topics 1B.1 and 5T, ASC 718-10-15-4 and SEC Financial Reporting Manual at 7220.1, the aggregate of $1.6 million previously accrued on this obligation during the periods from March 2009 through December 31, 2009 and from January 1, 2010 to September 30, 2010 was reclassified and added to “additional paid in capital” on the Company’s Balance Sheet as at December 31, 2010.

(c)	In November 2009, Nam Tai successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12 percent of NTEEP that it did not previously own, i.e., NTEEP’s non-controlling shares, resulting in NTEEP becoming the Company’s wholly-owned subsidiary. During the year ended December 31, 2009, including the periods covered by this press release, we reported consolidated net income in accordance with SFAS 160, which required that consolidated net income be reported in amounts that include the amounts attributable to both the parent (Nam Tai) and its non-controlling interest in NTEEP. Accordingly, “Net income attributable to Nam Tai shareholders” in 2009 represents amounts attributable to Nam Tai, net of its non-controlling interest in NTEEP. In 2010, however, “Net income attributable to Nam Tai shareholders” represents amounts without deduction for any non-controlling interest as NTEEP was successfully privatized in November 2009.

(d)	Net income of the twelve months ended December 31, 2010 included a deferred tax credit of $2.6 million arising from the tax loss of Wuxi FPC (“Flexible Printable Circuit”) business, whereas the actual utilization of such deferred tax asset may be affected by changes in future results.

In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses, professional expenses in relation to privatization of NTEEP, and employee severance benefits in PRC subsidiaries. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income/(loss) or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

		Three months ended				Year ended
	December 31,				December 31,
	2010		2009		2010		2009
		per share		per share		per share		per share
	millions	(diluted)	millions	(diluted)	millions	(diluted)	millions	(diluted)
GAAP Operating Income	$4.3	$0.10	$0.7	$0.02	$14.8	$0.33	$0.4	$0.01
Add back:
- Share-based compensation expenses(a)	0.1	—	—	—	0.1	—	0.1	—
- Professional expenses in relation to privatization of NTEEP	—	—	—	—	—	—	0.9	0.02
- Employee severance benefits in PRC subsidiaries(b)	—	—	—	—	0.7	0.02	5.1	0.11
Non-GAAP Operating Income	$4.4	$0.10	$0.7	$0.02	$15.6	$0.35	$6.5	$0.14
GAAP Net Income attributable to Nam Tai shareholders	$5.3	$0.12	$0.4	$0.01	$15.0	$0.33	$1.7	$0.04
Add back:
- Share-based compensation expenses(a)	0.1	—	—	—	0.1	—	0.1	—
- Professional expenses in relation to privatization of NTEEP	—	—	—	—	—	—	0.9	0.02
- Employee severance benefits in PRC subsidiaries (after deducting tax and sharing with noncontrolling interests) (b)	—	—	—	—	0.7	0.02	3.2	0.07
Non-GAAP Net Income attributable to Nam Tai shareholders	$5.4	$0.12	$0.4	$0.01	$15.8	$0.35	$5.9	$0.13
Weighted average number of shares diluted (’000)	44,831		44,820		44,822		44,810

Notes:

(a)	Share-based compensation expenses included approximately $0.1 million and $0.1 million attributable to options to purchase 60,000 and 75,000 shares granted to directors in 2010 and 2009 respectively in accordance with the Company’s practice of making annual option grants to its directors upon their election for the ensuing year.

(b)	Employee severance benefits in PRC subsidiaries represent employee benefits and severance expenses in accordance with the PRC statutory severance requirements.
SUPPLEMENTARY INFORMATION
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

				YoY(%)
	Unaudited	Audited	YoY(%)	(Quarterly
Quarter	2010	2009	(Quarterly)	accumulated)
1st Quarter	79,266	102,150	(22.4)	(22.4)
2nd Quarter	113,912	101,836	11.9	(5.3)
3rd Quarter	174,744	110,416	58.3	17.0
4th Quarter	166,498	93,735	77.6	30.9
Total	534,420	408,137
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	Unaudited		Audited
	2010		2009
	Q4 (%)	YTD (%)	Q4 (%)	YTD (%)
Segments
Telecommunication Component Assembly (“TCA”)	79	75	73	72
Consumer Electronic and Communication Products (“CECP”)	21	25	27	28
	100	100	100	100
Pursuant to the merging of the Company’s three PRC subsidiaries into one Shenzhen subsidiary in 2010, the Company decided to report only two business segments (CECP and TCA) in the fourth quarter 2010 and for the year due to the followings:
•	Most of the LCDP (“Liquid Crystal Display Products”) business have been mainly LCD modules assembling for telecommunication products in 2010, which is the similar business operated by TCA;

•	CECP discontinued its business with its two major box-built customers in the fourth quarter 2010, such as bluetooth headsets and calculators, while it will be the last quarter for the camera products made for the remaining major customer be classified under CECP as management has decided to reclassify this business to TCA to reflect its component assembly nature in 2011;

•	In 2010, the FPCB (“Flexible Printable Circuit Board”) business was too insignificant to be classified as one business segment. In addition, FPCB is regarded as WIP (“work in progress”) for internal use by the Company, i.e. it is manufactured for a more value-adding process, FPC assembling; and

•	In regard to the above, in 2011, we will adopt a vertical integration approach and focus our FPC business on FPC assembling for telecommunication products which will be classified as TCA.
Accordingly, the Company would only report one business segment, TCA (or Key Components Assembly — Telecommunications) from 2011 onwards, unless and until the Company develops another reportable operating segment that meets US GAAP definitions in the future.
From 2011, the Company intends to focus its business on key components assembling for telecommunication products and businesses that are stable in growth and margins, befitting the long term business strategy of the Company.

3. Key Highlights of Financial Position

	As at December 31
	2010	2009
Cash on hand(a) (b)	$228.1 million	$182.7 million
Ratio of cash to current liabilities	1.98	2.39
Current ratio	2.93	3.59
Ratio of total assets to total liabilities	3.86	5.21
Return on Nam Tai shareholders’ equity(c)	4.5%	0.5%
Ratio of total liabilities to total equity(c)	0.35	0.24
Debtors turnover	51 days	52 days
Inventory turnover	22 days	16 days
Average payable period	64 days	59 days
Notes:

(a)	Includes cash equivalents. Information for December 31, 2009 was extracted from the audited financial statements included in 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on March 16, 2010.

(b)	Nam Tai’s cash position as at December 31, 2010 remained strong. Net cash provided by operating activities in the fourth quarter was $10.7 million.

(c)	“Nam Tai shareholders’ equity” and “total equity” includes $1.6 million compensation obligation payable by the Company to its CFO at the end of three years’ continuous services starting from March 2009, which obligation was terminated in October 2010. The aggregate amount so accrued through September 2010 was reclassified to “additional paid in capital” on the Company’s Balance Sheet as at December 31, 2010. See Note 2 to the Company’s Condensed Consolidated Balance Sheets as at December 31, 2010 on page 10 of this Press Release
OPERATIONS REVIEW
The momentum in our business that began in the third quarter extended into the fourth quarter of 2010, when the Company achieved sales revenue of $166.5 million, an increase of 78% compared to the sales revenue of $93.7 million in the fourth quarter of 2009. Gross profit of $14.2 million in the fourth quarter of 2010 also grew by 40% when compared with $10.2 million in the same quarter last year. However, the gross profit margin in the fourth quarter of 2010 was only 8.5%, down from 10.8% in the fourth quarter of 2009, which was mainly attributable to the operating losses from the Company’s facility in Wuxi that was completed in 2009 and began operating to manufacture and assemble flexible printed circuit board in 2010 . Despite the negative effects from Nam Tai’s Wuxi operations in 2010, the Company was able to record a net profit of $5.3 million, amounting to nearly thirteen times the net profit reported for the same quarter of last year.
For the year ended December 31, 2010, the Company recorded sales revenue of $534.4 million, which was 31% higher when compared to sales revenue of $408.1 million for the year ended December 31, 2009. Gross profit for 2010 was $51.3 million, an increase of 27%, as compared to gross profit of $40.3 million last year, with a similar gross profit margin of 9.6% for 2010 compared to 9.9% for 2009. The Company completed the year 2010 with a net profit of $15.0 million, an increase of $13.3 million compared to a net profit of $1.7 million for the year 2009.
Overall, Nam Tai’s performance in 2010 was much improved from 2009 and would have been better in 2010 but for adverse results attributable to start-up expenses incurred at the Company’s FPCB production facility in Wuxi, which during 2010 generated
•	negligible revenue of $3.7 million;

•	a negative gross profit margin (i.e. a gross loss) of $11.0 million;

•	an operating loss of $15.4 million; and

•	a net loss of $11.6 million.
The primary component of the 2010 losses from the Wuxi production facility consisted of a non-cash depreciation expense of $8.7 million.

Non-GAAP Financial Information
Non-GAAP operating income for the fourth quarter of 2010 was $4.4 million, or $0.10 per share (diluted), compared to non-GAAP operating income of $0.7 million, or $0.02 per share (diluted) in the fourth quarter of 2009. Non-GAAP net income for the fourth quarter of 2010 increased to $5.4 million or $0.12 per share (diluted), compared to $0.4 million, or $0.01 per share (diluted), in the fourth quarter of 2009.
EXPANSION PROJECTS
Currently, we have two separate projects planned for expansion, both of which are dependent upon the prompt action and cooperation of local PRC governments.
The first project is the development of the Company’s raw land in Guangming Hi-Tech Industrial Park, Shenzhen, PRC, approximately 30 minutes driving distance from its existing facilities in Gushu, Shenzhen and approximately one hour driving distance from Hong Kong. We acquired the land use rights on this land in 2005 and the parcel consists of approximately 1.3 million square feet of land. We plan to develop this land into new manufacturing and support facilities to supplement manufacturing conducted at our principal manufacturing facilities in Shenzhen. We believe that immediate expansion of our manufacturing facilities in Shenzhen is needed because we expect that the production capacity at our principal manufacturing facilities in Shenzhen to be fully utilized by the end of 2011 or early 2012. Although we fully paid for the land use rights to our Guangming property in 2007, the local government has delayed the release of this land to us and, to date, we have been unable to commence development of the property. We plan to focus our efforts to convince the local government to release this property for our use and development at the earliest practical time.
Our second expansion project involves our acquisition of the land use rights on approximately 500,000 square feet of raw land adjacent to our recently operational manufacturing facility in Wuxi in order to construct structures, such as dormitories, canteen, labor activity center, research laboratory, and testing and training centers, to support operations at our Wuxi manufacturing facilities. Although the local Wuxi government has indicated to us that it strongly supported our planned expansion and development and tentatively has agreed to earmark the land for our planned use and expansion, we have not yet been able to finalize the purchase.
Beyond the above two projects slated for near-term implementation, our future expansion would involve the construction and development of production facilities on another parcel of land of approximately one million square feet relatively near to our present Wuxi facilities.
We currently expect to fund our planned and future expansion using cash on hand and cash generated from operations after reserving funds which we believe are sufficient to finance capital expenditures and to maintain and replace machinery and equipment used at our existing facilities and working capital.

COMPANY OUTLOOK
The demand for LCD modules and telecommunication subassemblies increased considerably during 2009 and 2010, and we expect that momentum to be strong into 2011. Accordingly, we believe that Nam Tai’s overall business in the first quarter of 2011 will be stable, although the usual seasonal decline from the Chinese New Year period in February should be anticipated.
In 2010, sales revenue generated from our newly operating FPCB manufacturing and assembly facilities in Wuxi did not contribute to Nam Tai’s total revenue materially. However, with the recent arrival of an experienced executive who has been appointed President of the Wuxi facility who is highly capable in technical and marketing aspects for FPCB business, bringing an encouraging outlook for sales, the Company is confident that its FPCB business will improve and may even reach the break-even point in the fourth quarter of 2011. If operations at our Wuxi facilities do reach the breakeven point by the end of 2011, we expect that the improved contribution to our sales revenue and gross margins to result in increased profitability beginning in 2012.
For FPC business, management believes that, through its incorporation of state-of the-art technology and equipment for production of FPCB usable for many diverse electronic products and components, and benefitted by management and marketing personnel experienced in FPCB production and sales, operations from Nam Tai’s FPCB facilities in Wuxi will show momentum in 2011 and eventually become one of the Company’s key growth drivers.
In 2011, the Company plans to continue to focus its business on manufacturing high value and higher margin LCD modules geared toward applications in market segments that management perceives to be strong, such as telecommunications and automotive. In order to meet the demand from customers, the Company will consider significant expansion of production capacity for LCD modules and assemblies for smart phone and tablet applications in upcoming years.
We expect to maintain improvements in operations for our Shenzhen and Wuxi facilities and sales that we achieved in 2010, and currently anticipate exceeding in 2011 our financial results reported in 2010. However, key factors that may adversely impact our performance, which are specific to conducting business in the PRC, include :
•	Appreciation of the exchange rate between Chinese renminbi against other world currencies, especially the U.S. dollar, which, according to the historical currency converter available at http://forex-history.net, increased 3.3%, from RMB 6.827 at December 31, 2009 to RMB 6.602 at December 31, 2010.

•	Increasing inflation in China (which rose 4.9% in January 2011 year-on-year and, according to some projections, may exceed 5% in 2011);

•	Increasing employee salaries, which have increased 100% since March 2010 from inflation and labor shortages in China (which has included an increase for 20 to 30% during the first quarter of 2011; and

•	Increasing income taxes in the PRC, where tax rates under the PRC’s Enterprise Income Tax Law enacted in 2007 have risen from 20% in 2009 to 22% in 2010 and are expected to rise to 24% in 2011 and 25% in 2012, and are exacerbated by a number of other local PRC taxes.

DIVIDENDS
As announced on November 1, 2010, the Company has resumed the payment of quarterly dividends in 2011. The dividends for Q1 2011 were paid on January 20, 2011. The table repeats the previously announced schedule for the declaration and payment of quarterly dividends in 2011.

		Period Scheduled	Dividend
Quarterly Payment	Record Date	for Payment Date	(per share)	Status
Q1 2011	December 31, 2010	January 20 — 31, 2011	$0.05	PAID
Q2 2011	March 31, 2011	April 20 — 30, 2011	$0.05
Q3 2011	June 30, 2011	July 20 — 31, 2011	$0.05
Q4 2011	September 30, 2011	October 20 — 31, 2011	$0.05
Total for Full Year 2011			$0.20
The Company’s resumption of dividend payments for 2011 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future expansion, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in Item 3, Key Information — Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 16, 2010 with the Securities and Exchange Commission. Accordingly, there can be no assurance that future cash dividends on the Company’s common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period, or at all.
PROPOSED SCHEDULE OF (I) RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2011; AND (II) ANNUAL GENERAL MEETING

Announcements of Financial Results		Date of Annual General Meeting
Quarter	Date of release	Friday, June 10, 2011
Q1 2011	May 9, 2011 (Mon)
Q2 2011	August 1, 2011 (Mon)
Q3 2011	October 31, 2011 (Mon)
Q4 2011	February 13, 2012 (Mon)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release, such as the statements included in “Expansion Projects” and “Company Outlook,” particularly management’s expectations regarding demand for LCD modules and telecommunication subassemblies during 2011; the forecast for Nam Tai’s overall performance in the first quarter of 2011; expectations regarding the financial performance of the Company during 2011 generally, and from Nam Tai’s Wuxi facilities particularly, including when it will reach the breakeven point, benefits expected from management and sales personnel at these facilities and contributions from these facilities to Nam Tai’s overall future revenue, growth and profitability; managements perception regarding the strength of its consolidated market segment (TCA) to gear expansion of production capacity, expectations regarding planned and future expansion projects, assessments regarding when full production capacity at Nam Tai’s manufacturing facilities will be reached necessitating expansion of Nam Tai’s Shenzhen and Wuxi manufacturing facilities and that such expansion would be funded internally with cash on hand and cash generated from operations, with sufficient reserves for capital expenditures and working capital, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to pay for the Company’s products; customer bankruptcy filings; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; competition negatively impacting the Company’s revenues and margins; and one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed on March 16, 2010 with the Securities and Exchange Commission.
For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of February 22, 2011 in Shenzhen of the People’s Republic of China except as otherwise indicated. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology.1 These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

1	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS AND YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of US Dollars except share and per share data)

	Unaudited	Audited	Unaudited	Audited
	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009
| | | |
Net sales	$166,498	$93,735	$534,420	$408,137
Cost of sales	152,272	83,573	483,126	367,817

Gross profit	14,226	10,162	51,294	40,320

Costs and expenses
General and administrative expenses	6,956	6,848	25,232	28,393
Selling expenses	1,401	1,174	5,504	5,266
Research and development expenses	1,520	1,448	5,757	6,273

	9,877	9,470	36,493	39,932

Operating income	4,349	692	14,801	388

Other income (expenses) , net	1,095	(181)	3,972	(256)
Interest income	459	153	1,484	818
Interest expense	—	—	—	(202)

Income before income tax	5,903	664	20,257	748
Income tax expenses (Note 1)	(618)	(254)	(5,251)	(1,283)

Net income (loss)	5,285	410	15,006	(535)
Less: Net loss attributable to the noncontrolling interests	—	6	—	2,187

Net income attributable to Nam Tai shareholders	$5,285	$416	$15,006	$1,652

Earnings per share (attributable to Nam Tai shareholders)
Basic	$0.12	$0.01	$0.33	$0.04

Diluted	$0.12	$0.01	$0.33	$0.04

Weighted average number of shares (‘000)
Basic	44,804	44,804	44,804	44,804
Diluted	44,831	44,820	44,822	44,810
Note:

(1)	Income tax expenses for the year ended December 31, 2010 included a deferred tax credit of $2.6 million arising from tax losses of Wuxi FPC business, whereas the actual utilization of such deferred tax asset may be affected by changes in future results.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2010 AND DECEMBER 31, 2009
(In Thousands of US Dollars)

	Unaudited	Audited
	December 31	December 31
	2010	2009
		(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$228,067	$182,722
Fixed deposits maturing over three months	—	12,903
Accounts and notes receivable, net	74,176	57,911
Inventories	29,058	16,054
Prepaid expenses and other receivables	5,719	3,079
Deferred tax assets – current	376	1,460
Income tax recoverable	105	—

Total current assets	337,501	274,129

Property, plant and equipment, net	88,895	108,110
Land use rights	12,264	13,296
Deposits for property, plant and equipment	477	32
Goodwill	2,951	2,951
Deferred tax assets-non current	8,423	4,486
Other assets	269	920

Total assets	$450,780	$403,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$691
Accounts payable	84,590	58,667
Accrued expenses and other payables	17,484	16,397
Dividend payable	8,961	—
Income tax payable	4,232	656

Total current liabilities	115,267	76,411

Deferred tax liabilities	1,379	1,103

Total liabilities	116,646	77,514

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital (Note 2)	286,943	285,264
Retained earnings	46,751	40,706
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	334,134	326,410

Total liabilities and shareholders’ equity	$450,780	$403,924

Notes:
(1)	Information was extracted from the audited financial statements included in the 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on March 16, 2010.

(2)	Additional paid-in capital includes a $1.6 million compensation obligation payable by the Company at the end of three years’ continuous services to its CFO, whose obligation was terminated in October 2010. The amount so accrued was reclassified to “additional paid in capital” in accordance with the guidance under SAB Topics 1B.1 and 5T, ASC 718-10-15-4 and SEC Financial Reporting Manual at 7220.1 for financial statements prepared in accordance with US generally accepted accounting principles.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS AND YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of US Dollars)

	Unaudited	Audited	Unaudited	Audited
	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$5,285	$410	$15,006	$(535)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,325	6,669	24,468	23,116
Net loss (gain) on disposal of property, plant & equipment and land use right	71	1,657	(1,218)	1,248
Share-based compensation expenses	95	—	95	67
Deferred income taxes	(1,988)	(393)	(2,577)	(804)
Unrealized exchange gain	(623)	(37)	(2,235)	(39)
Changes in current assets and liabilities:
Decrease (increase) in accounts and notes receivable	15,562	14,454	(16,265)	46,239
(Increase) decrease in inventories	(184)	(1,046)	(13,004)	11,246
Decrease (increase) in prepaid expenses and other receivables	77	(595)	(2,434)	1,069
Increase in income tax recoverable	(105)	—	(105)	—
Increase (decrease) in notes payable	—	83	(691)	691
(Decrease) increase in accounts payable	(15,232)	(5,316)	25,923	(39,458)
Increase (decrease) in accrued expenses and other payables	2,089	(149)	4,354	(4,132)
Increase (decrease) in income tax payable	297	(97)	3,576	(205)

Total adjustments	5,384	15,230	19,887	39,038

Net cash provided by operating activities	$10,669	$15,640	$34,893	$38,503

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,127)	(8,763)	(6,295)	(30,420)
(Increase) decrease in deposits for purchase of property, plant and equipment	(404)	878	(445)	2,905
Decrease in entrusted loan receivable	—	—	—	8,199
Acquisition of additional shares in subsidiaries	—	(1,736)	—	(43,434)
(Increase) decrease in fixed deposits maturing over three months	—	(12,903)	12,903	(12,903)
Proceeds from disposal of property, plant & equipment and land use right	—	12	2,054	872

Net cash (used in) provided by investing activities	$(1,531)	$(22,512)	$8,217	$(74,781)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$—	$—	$(9,857)
Repayment of entrusted loan	—	—	—	(8,199)

Net cash used in financing activities	$—	$—	$—	$(18,056)

Net increase (decrease) in cash and cash equivalents	9,138	(6,872)	43,110	(54,334)
Cash and cash equivalents at beginning of period	218,306	189,557	182,722	237,017
Effect of exchange rate changes on cash and cash Equivalents	623	37	2,235	39

Cash and cash equivalents at end of period	$228,067	$182,722	$228,067	$182,722

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands of US Dollars)
1.	Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income attributable to Nam Tai shareholders of the Company were $15,006 and $1,652 for the twelve months ended December 31, 2010 and 2009, respectively.
2.	Business segment information – The Company operates primarily in two segments, Telecommunication Component Assembly (“TCA”) segment and the Consumer Electronic Communication Products (“CECP”) segment.

	Unaudited	Audited	Unaudited	Audited Year
	Three months ended		ended
	December 31		December 31
	2010	2009	2010	2009

NET SALES :
- TCA	$132,312	$68,407	$401,259	$292,074
- CECP	34,186	25,328	133,161	116,063

Total net sales	$166,498	$93,735	$534,420	$408,137

NET INCOME (LOSS) :
- TCA	$3,467	$(72)	$6,617	$(573)
- CECP	3,821	2,110	13,969	6,710
- Corporate	(2,003)	(1,622)	(5,580)	(4,485)

Total net income attributable to Nam Tai shareholders	$5,285	$416	$15,006	$1,652

	Unaudited	Audited
	Dec. 31, 2010	Dec. 31,2009

IDENTIFIABLE ASSETS BY SEGMENT:
- TCA	$197,083	$183,887
- CECP	55,569	112,058
- Corporate	198,128	107,979

Total assets	$450,780	$403,924

3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong:
Unaffiliated customers	$166,498	$93,735	$534,420	$408,137
Intercompany sales	511	—	1,222	19

- Intercompany eliminations	(511)	—	(1,222)	(19)

Total net sales	$166,498	$93,735	$534,420	$408,137

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$6,856	$2,098	$20,154	$5,533
- Hong Kong	(1,571)	(1,682)	(5,148)	(3,881)

Total net income attributable to Nam Tai shareholders	$5,285	$416	$15,006	$1,652

	Unaudited	Audited
	Dec. 31, 2010	Dec. 31,2009

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$101,014	$121,286
- Hong Kong	145	120

Total long-lived assets	$101,159	$121,406

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date February 23, 2011	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer